[Pacific Energy Logo]

August 9, 2005

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Re:
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 001-31345

Dear Mr. Hiller:

        We are responding to your letter dated August 5, 2005 commenting on certain matters in our 2004 Form 10-K. For ease of reference, I have repeated your comments in italics below, and followed each comment with our response. Pacific Energy Partners, L.P. is referred to herein as the "Company". For items indicating a change in presentation, we have attached schedules both clean and blacklined indicating the change.

        Based on the nature of the comments provided by the SEC and our response below, the Company respectfully requests to incorporate these changes prospectively in future filings, in lieu of amending our 2004 Form 10-K, and seeks SEC staff concurrence with that approach.

10-K for the Fiscal Year Ended December 31, 2004

Selected Financial and Operating Data, page 54

Non-GAAP Financial Measures, Page 55

1.
We note that you present as EBITDA, a measure reflecting adjustments for the write-off of deferred financing cost and related interest rate swap termination expense, non-cash employee compensation expense, and the write down of idle property. Your measure does not correspond to the acronym defined under Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your disclosure to either present EBITDA, or to identify the adjusted measure as something other than EBITDA. If you decide to present the adjusted amount, please ensure that you adhere to the restrictions applicable to adjustments of non-GAAP liquidity and performance measures. Further guidance is available under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

  Company Response:

        The Company's presentation of EBITDA, as adjusted for other non-cash items, is consistent with how this measure is calculated pursuant to our revolving credit facilities and our bond indenture and consistent with how we understand debt analysts and rating agencies calculate the measure. Similar to depreciation, the other non-cash items that are listed in your comment are added back to net income in arriving at EBITDA used in our credit facilities. We will however change our presentation of EBITDA in the Form 10-K to conform to the acronym defined in Regulation S-K. See Schedule 1 for the revised presentation.

2.
Please revise your disclosure to clarify whether you are presenting EBITDA as a performance or liquidity measure. If you identify it as a measure of performance, demonstrate the reasonableness of excluding the recurring items.

  Company Response:

        We will revise our disclosure to clarify that EBITDA is a performance measure and accordingly will not adjust for the non-cash items noted in Comment 1 above. See Schedule 1 for the revised disclosure.

3.
Your discussion of the non-GAAP measure of Distributable Cash Flow indicates that the most directly comparable financial measure presented in accordance with GAAP would be Net Cash Provided by Operating Activities. As such, it appears that you should revise your presentation on page 59 to reconcile Distributable Cash Flow to Net Cash Provided by Operating Activities instead of net income.

  Company Response:

        We will revise the presentation to reconcile Distributable Cash Flow to Net Cash Provided by Operating Activities. See Schedule 1 attached.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

4.
We note that in reconciling your net income to net cash provided by operating activities, you present a subtotal above net changes in operating assets and liabilities. As there is no provision in SFAS 95 for this presentation, we generally consider the measure to be non-GAAP in nature. Please eliminate the subtotal.

  Company Response:

        The Company included in its cash flow statement a subtotal above net changes in operating assets and liabilities and a subtotal for net changes in operating activities to make it easy for the reader to distinguish between ongoing activities and what are often timing differences associated with changes in operating assets and liabilities. However, the Company will eliminate the subtotal. See Schedule 2 attached for the revised presentation.

Note 7—Long-Term Debt, Page F-22

7.125% Senior Notes, page F-24

5.
You indicate that the 7.125% Senior Notes are jointly and severally guaranteed by certain subsidiaries. Please expand your disclosure in Note 18 to include this information and also to explain whether the guarantees are full and unconditional and whether all subsidiary guarantors are 100 percent owned by you to comply with the guidance in Rule 3-10(i)(8)(ii) of Regulation S-X. If they are not, tell us the facts and circumstances that you believe would accommodate the presentation of condensed consolidating information, in lieu of separate financial statements for the subsidiary guarantors.

  Company Response:

        We will expand the disclosure in Note 18 to indicate (i) the Senior Notes are jointly and severally guaranteed by certain subsidiaries, (ii) the guarantees are full and unconditional and (iii) all subsidiary guarantors are 100 percent owned by us. See Schedule 3 attached.

        We acknowledge:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We welcome any comments or questions you may have about our response. Please contact Alan Baden of Vinson & Elkins L.L.P. at 212-237-0001 or me at 562-728-2810.

Sincerely,

/s/ Irvin Toole, Jr.

Irvin Toole, Jr.,
President and Chief Executive Officer
Pacific Energy Partners, L.P.

cc:
Mr. Mark A. Wojciechowski, Staff Accountant
United States Securities and Exchange Commission

Gerald A. Tywoniuk
Senior Vice President,
Chief Financial Officer and Treasurer

Alan Baden
Vinson & Elkins L.L.P.

Philip R. Schimmel
KPMG LLP